UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PLAYA HOTELS & RESORTS N.V.

(Name of Subject Company)

PLAYA HOTELS & RESORTS N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Par Value €0.10 Per Share

(Title of Class of Securities)

N70544104

(CUSIP Number of Class of Securities)

Tracy M.J. Colden, Executive Vice President and General Counsel

Keizersgracht 555

1017 DR Amsterdam, the Netherlands

+ 31 20 240 9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael E. McTiernan

Katherine Keeley

Weston Gaines

Hogan Lovells US LLP

555 13th Street

Washington, District of Columbia 20004

(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 14D-9 of Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa”), originally filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2025 (together, with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Amendment relates to the tender offer by HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly-owned subsidiary of Hyatt Hotels Corporation, a Delaware corporation (“Hyatt”), to purchase all of the issued and outstanding Shares at a purchase price of $13.50 per Share payable in cash (the “Offer Consideration”), less applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby further amended and supplemented by adding the following section after the last paragraph of such section:

“Expiration of the Offer; Subsequent Offering Period”

At 5:00 p.m., New York City time, on June 9, 2025, the Offer expired as scheduled. Computershare Trust Company N.A., the depositary for the Offer, has advised that, as of the Expiration Time, a total of 101,891,119 Shares (excluding 2,365,586 Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), representing approximately 82.8% of the outstanding Shares, had been validly tendered pursuant to the Offer and not properly withdrawn. For purposes of the Minimum Condition, the aggregate number of Shares validly tendered and not properly withdrawn, together with the 12,143,621 Shares owned by Hyatt and its affiliates as of June 9, 2025, represents approximately 92.7% of the outstanding Shares.

All conditions to the Offer having been satisfied, Buyer intends to accept for payment, and as soon as practicable expects to pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Pursuant to the Purchase Agreement and in accordance with Rule 14d-11 promulgated under the Exchange Act, Buyer has commenced the Subsequent Offering Period. The Subsequent Offering Period will expire at 11:59 p.m., New York City time, on June 16, 2025. All Shares properly tendered during the Subsequent Offering Period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Consideration of $13.50 per Share, less any applicable withholding taxes and without interest, payable in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are described in the Offer to Purchase and are generally the same as those applicable to the initial offering period, except that Shares validly tendered during the Subsequent Offering Period may not be withdrawn and the guaranteed delivery procedures may not be used during the Subsequent Offering Period during the Subsequent Offering Period. In addition, Shares held by individuals following the expiration of the Subsequent Offering Period will receive the same consideration as shareholders that tender their Shares in the Offer (“Cancellation Consideration”), less any applicable withholding taxes and without interest. Hyatt and Buyer expect to consummate the Back-End Transactions pursuant to the Purchase Agreement beginning on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for. Promptly following the expiration of the Subsequent Offering Period, Playa will no longer be a publicly traded company, and the listing of the Shares on Nasdaq will be terminated.

We have been informed by Buyer that tax information relevant to shareholders that do not tender their Shares in the Offer or during the Subsequent Offering Period and receive the Cancellation Consideration in connection with the Back-End Transactions will be uploaded to Hyatt’s and/or Playa’s websites prior to the applicable statutory deadlines. This information is relevant to the filing of such shareholders’ tax returns and should be reviewed with their tax advisors.

If you did not tender your Shares in the Offer and do not tender them during the Subsequent Offering Period, and the Back-End Transactions are consummated, you will receive the same consideration as shareholders that tendered their Shares in the Offer, which, as is the case with the Offer Consideration, will be less any applicable withholding taxes and without interest. No Dutch dividend withholding tax is applicable to amounts paid for Shares tendered in the Offer or during the Subsequent Offering Period. The withholding tax applicable to the Cancellation Consideration is described below, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New TopCo A Shares.

On April 28, 2025, Playa filed a ruling request with the Dutch tax authority to confirm the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective. This ruling request has not yet been approved. We have been advised by Buyer that it intends to cause Playa to withhold from the Cancellation Consideration as though such average paid up capital is €3.96 per share such higher or lower amount as reasonably determined, in which case the 15% Dutch dividend withholding tax will be applied to the amount of the Cancellation Consideration that exceeds such amount. Promptly following the approval of the ruling request or other final determination of such average paid up capital, Buyer will remit to each holder of New TopCo A Shares as of the Cancellation such shareholder’s pro rata share of the excess of the amount withheld in connection with the Cancellation over the withholding tax due based upon the average paid up capital as finally determined.

The full text of the press release issued by Hyatt on June 10, 2025 announcing the expiration of the Offer is attached hereto as Exhibit (a)(5)(G) and is incorporated by reference herein.

Item 9.

EXHIBITS

Exhibit No.	Description

(a)(5)(G)	Press Release issued by Hyatt, dated June 10, 2025 (incorporated by reference to Exhibit (a)(5)(G) to the Tender Offer Statement on Schedule TO Amendment No. 8 filed by Hyatt and Buyer on June 10, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Playa Hotels & Resorts N.V.

By:	/s/ Tracy M.J. Colden
Name: Tracy M.J. Colden
Title: Executive Vice President and General Counsel

Date: June 10, 2025